UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-15321

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Smithfield Foods, Inc. 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Smithfield Foods, Inc.

200 Commerce Street

Smithfield, VA 23430

Smithfield Foods, Inc. 401(k) Plan

Report of Independent Registered Public Accounting Firm

Participants and Plan Administrator

Smithfield Foods, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Smithfield Foods, Inc. 401(k) Plan (Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements and supplemental schedules are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of delinquent contributions and assets (held at end of year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Goodman & Company, L.L.P.

Norfolk, Virginia

June 27, 2008

Smithfield Foods, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

December 31,	2007	2006
Investments – at fair value	$239,451,789	$210,059,231

Receivables
Participant contributions	335,108	344,678
Employer contributions	118,234	103,322

Total receivables	453,342	448,000

Cash	49,351,759	—

Net assets available for benefits – at fair value	289,256,890	210,507,231

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	131,211	245,899

Net assets available for benefits	$289,388,101	$210,753,130

The accompanying notes are an integral part of these financial statements.

Smithfield Foods, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007
Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$9,928,717
Interest and dividends	11,292,728

21,221,445

Contributions
Participant	20,468,763
Employer	5,980,637
Rollover	939,314

27,388,714

Total additions	48,610,159

Deductions from net assets attributed to
Benefits paid to participants	21,386,426
Administrative fees	75,700

Total deductions	21,462,126

Transfers between retirement plans, net	51,486,938

Net change	78,634,971

Net assets available for benefits
Beginning of year	210,753,130

End of year	$289,388,101

The accompanying notes are an integral part of these financial statements.

Smithfield Foods, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2007 and 2006

1.	Description of Plan

The following description of the Smithfield Foods, Inc. 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established by Smithfield Foods, Inc. The Plan is for the benefit of eligible employees of Smithfield Foods, Inc. and affiliated employers that have adopted the Plan (collectively Company). Eligibility requirements for 401(k) and matching contributions are 90 days of service and attainment of age 18. To be eligible for discretionary profit sharing contributions a participant must have completed a year of service, as defined in the Plan, and attained age 18. The Plan excludes union employees and nonresident aliens. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Contributions

Each year, participants may contribute up to 50 percent of pretax annual compensation, as defined in the Plan. The Company makes a matching contribution of 50 percent of the first 4 percent of compensation contributed by each participant. The Company may make a profit sharing contribution at the discretion of the board of directors. Participants direct the investment of all contributions into various investment options offered by the Plan. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings and charged with an allocation of administrative expenses, where applicable. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts is based on years of service, as defined in the Plan. A participant is 100 percent vested after five years of credited service.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms extend to five years for general purpose loans and to ten years for the purchase of a home. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.25 percent to 11.50 percent, which are commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Generally, on termination of service a participant may elect to receive the value of the participant’s vested interest in his or her account as a lump sum distribution.

Forfeitures

As of December 31, 2007 and 2006, forfeited nonvested accounts totaled $193,812 and $597,728, respectively. These accounts will be used to reduce Company contributions and pay Plan expenses.

2.	Summary of Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates and assumptions.

Investment Contracts

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value for mutual funds, group variable annuities and common stock is based on quoted market prices. The Plan’s interest in the collective trust, which is part of the Smithfield Stable Value Fund, is based on the fair value of the collective trust’s underlying investments as based on the audited financial statements of the collective trust at year end. The fair value of the guaranteed investment contract, which is part of the Smithfield Stable Value Fund, is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

3.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets.

	December 31,
	2007		2006
Calamos Growth Fund – Class A, 269,085 shares	$	*	$14,503,685
MFS Value Fund (A), 574,505 and 529,781 shares, respectively		15,241,619	14,182,239
Smithfield Foods, Inc. common stock, 827,157 and 862,873 shares, respectively		23,921,373	22,141,313
American Funds EuroPacific Growth (R4), 493,729 and 395,343 shares, respectively		24,765,472	18,177,850
Wells Fargo Advantage Small Cap Value, 379,552 shares		*	11,815,465
Columbia Acorn Select Z Fund, 558,769 shares		15,874,621	*
Wells Fargo Collective S&P 500 Index Fund, 254,488 and 264,365 units, respectively		16,467,946	16,154,797
Smithfield Stable Value Fund – at contract value, 2,563,811 and 2,411,728 units, respectively		28,477,167	25,669,439
Wells Fargo Advantage Capital Growth (Admin), 1,078,620 and 1,101,998 shares, respectively		21,432,172	19,450,264
Wells Fargo DJ Target 2020 (I), 1,046,835 and 971,839 shares, respectively		15,189,575	13,809,831

*	Investment does not represent 5 percent of net assets available for benefits at the end of the year.

During 2007, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$4,973,217
Common collective trusts	1,929,973
Variable annuity	94,835
Common stock	2,930,692

$9,928,717

4.	Investment Contract with Insurance Company

In 2005, the Plan entered into a benefit-responsive investment contract with Principal Life Insurance Company (Principal). Principal maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The contract is included as part of the Smithfield Stable Value Fund.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Principal, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is 3.14%.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions, or (3) bankruptcy of the Plan sponsor or other Plan sponsor event (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

The following summarizes the relevant information regarding the Smithfield Stable Value Fund:

December 31, 2007	Major Credit Ratings	Investments at Fair Value	Adjustment to Contract Value
Principal guaranteed interest contract	Moody’s/S & P Aa2/AA	$4,023,142	$58,023
Wells Fargo Stable Value Fund N	N/A	24,322,814	73,188

		$28,345,956	$131,211

December 31, 2006	Major Credit Ratings	Investments at Fair Value	Adjustment to Contract Value
Principal guaranteed interest contract	Moody’s/S & P Aa2/AA	$4,974,708	$245,899
Wells Fargo Stable Value Fund N	N/A	20,448,832	—

		$25,423,540	$245,899

		2007	2006
Average yields:
Based on actual earnings		4.94%	4.84%
Based on interest rate credited to participants		4.81%	4.62%

5.	Related Party Transactions

The Plan invests in certain funds managed by and participant-directed brokerage accounts held by Wells Fargo, N.A. Wells Fargo, N.A. is the trustee of the Plan. The Plan also invests in Smithfield Foods, Inc. common stock. At December 31, 2007 and 2006, the Plan held 827,157 and 862,873 shares, respectively, of Smithfield Foods, Inc. common stock.

6.	Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated January 30, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.	Transfer of Assets and Plan Merger

Transfer of assets between plans generally result from an employee, who participates in a Smithfield-sponsored retirement plan, changing employment status requiring a change in which Smithfield-sponsored plan the employee may participate. Transfer activity for the year ended December 31, 2007 is as follows:

Assets transferred to the Plan from Smithfield Foods, Inc. Bargaining 401(k) Plan, net	$181,879
Assets transferred to the Plan from John Morrell & Co. Salaried Employees Incentive Savings Plan, net	43,333

$225,212

During 2007, PSF Retirement Savings Investment Plan merged into the Plan effective December 31, 2007. Assets amounting to $51,261,726 were transferred from the predecessor plan as follows:

Loans transferred to the Plan from PSF Retirement Savings Investment Plan	$1,909,967
Cash transferred to the Plan from PSF Retirement Savings Investment Plan	49,351,759

$51,261,726

8.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

9.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

* * * * *

Supplemental Schedule I

Smithfield Foods, Inc. 401(k) Plan

Schedule of Delinquent Contributions

Schedule H, Line 4a

EIN 52-0845861        Plan 002

December 31, 2007
		Total that constitute non-exempt prohibited transactions
Contributions for plan year	Participant contributions transferred late to the plan for plan year	Contributions not corrected	Contributions corrected outside VFC program	Contribution pending correction in VFC program	Total fully corrected under VFC program and PTE 2002-51
2007	$11,709	$—	$11,709	$—	$—

Late contributions for 2007 were remitted by the Plan sponsor in 2007. Lost earnings were remitted into the Plan in 2007.

See report of independent registered public accounting firm.

Supplemental Schedule II

Smithfield Foods, Inc. 401(k) Plan

Schedule of Assets (Held at End of Year)

Schedule H, Line 4i

EIN 52-0845861        Plan 002

December 31, 2007

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value		Current value
* Wells Fargo	2,563,811	units of Smithfield Stable Value Fund – at contract value	$28,477,167
American Funds	493,729	shares of EuroPacific Growth Fund (R4)	24,765,472
* Smithfield Foods, Inc.	827,157	shares of Smithfield Foods, Inc. common stock	23,921,373
* Wells Fargo	1,078,620	shares of Advantage Capital Growth (Admin)	21,432,172
* Wells Fargo	254,488	units of Collective S&P Index Fund	16,467,946
Columbia	558,769	shares of Acorn Select Z Fund	15,874,621
MFS	574,505	shares of Value Fund (A)	15,241,619
* Wells Fargo	1,046,835	shares of Wells Fargo DJ Target 2020 (I)	15,189,575
* Wells Fargo	413,089	shares of Advantage Small Cap Value Fund	12,153,072
Davis	265,470	shares of New York Venture (A)	10,621,460
Pimco	823,063	shares of Pimco Total Return Fund	8,798,538
* Wells Fargo	544,425	shares of Wells Fargo DJ Target 2030 (I)	8,411,371
Lord Abbett	391,416	shares of Mid-Cap Value (A)	7,268,598
* Wells Fargo	592,622	shares of Advantage Government Securities Fund	6,234,384
* Wells Fargo	374,761	shares of Wells Fargo DJ Target 2010 Fund	4,830,669
* Wells Fargo	272,459	shares of Wells Fargo DJ Target 2040 (I)	4,789,828
* Wells Fargo Investments, Inc.		Participant-directed brokerage accounts	1,721,864
* Wells Fargo	161,656	shares of Wells Fargo DJ Target Today (I)	1,655,355
Clearcourse	124,926	units of group variable annuity	1,283,254
* Wells Fargo	24,245	shares of Wells Fargo DJ Target 2050 (I)	238,333
* Participant loans		Maturing through October 2017, interest rate ranging from 4.25% to 11.5%, secured by participant accounts	10,206,329

			$239,583,000

MFS - Massachusetts Financial Services

*	- Identified as a party-in-interest

See report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SMITHFIELD FOODS, INC. 401(k) PLAN

Smithfield Foods, Inc.
(as Plan Administrator)
Date: June 27, 2008
	By:	/s/ Carey J. Dubois
Carey J. Dubois
Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm